Exhibit 99.2

Proxy form for registered shareholders of common shares of Yamana Gold Inc.

2015 annual and special meeting of shareholders

When:	Wednesday, April 29, 2015	Where:	Design Exchange
	11 a.m. (Toronto time)		Toronto-Dominion Centre
234 Bay Street
Toronto, ON

In this document, you and your mean holders of common shares of Yamana Gold Inc. We, us, our, Yamana and Yamana Gold mean Yamana Gold Inc.

Management is soliciting your proxy for Yamana Gold Inc.’s 2015 annual  and special meeting. You can do this in two ways:

•                  attend the meeting and vote in person

•                  appoint someone to attend the meeting and vote for you (your proxyholder).

How to vote

See detailed voting instructions on pages 4 to 6 of our 2014 management information circular.

1. By telephone

Call 1.888.489.5760 and follow the instructions. There is no charge for this call. You will need your 13-digit control number, which appears under your name and address below.

2. By fax

Complete, sign and date this form, and fax it to CST Trust Company, Attention: Proxy Department at 416.368.2502 or 1.866.781.3111 (toll-free in North America)

3. By mail

Complete, sign and date this form, and mail it to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

4. By email

Scan your completed form and email it to proxy@canstockta.com

5. On the internet

Go to www.cstvotemyproxy.com and follow the instructions. You will need your 13-digit control number, which appears under your name and address below.

CST must receive your voting instructions by 4 p.m. (Toronto time) on Monday, April 27, 2015. If the meeting is adjourned, CST must receive the form at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting is reconvened.

A. Vote in person

If you want to attend the meeting and vote in person:

•                  do not complete or return this form — your vote will be taken and counted at the meeting

•                  check in with a representative of CST Trust Company (CST) when you arrive at the meeting.

B. Voting by proxy

Unless you appoint another person to be your proxyholder, the Yamana officers listed below will attend the meeting and vote your shares following the instructions you provide on this form with full power of substitution:

•                  Peter Marrone, Chairman and Chief Executive Officer, or

•                  Charles Main, Executive Vice President, Finance and Chief Financial Officer

If you prefer, you can appoint someone else to attend the meeting for you and vote your shares according to your instructions. That person does not need to be a Yamana shareholder.

Print his or her name here:

Name of proxyholder (please print)

Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. Your vote can only be counted if your proxyholder attends the meeting and votes for you.

C. Tell us your voting instructions

Your proxyholder will vote according to the instructions you provide here. If there are any changes or new items of business, your proxyholder can vote on the items as he or she sees fit.

If you don’t provide instructions here, the Yamana officer appointed in section B will vote for the items. If you appointed someone else to be your proxyholder, he or she can vote as they see fit.

1. Elect directors

See page 7 of our management information circular.

	For	Withhold
1. Peter Marrone	☐	☐
2. Patrick J. Mars (Lead Director)	☐	☐
3. John Begeman	☐	☐
4. Christiane Bergevin	☐	☐
5. Alexander Davidson	☐	☐
6. Richard Graff	☐	☐
7. Nigel Lees	☐	☐
8. Carl Renzoni	☐	☐
9. Jane Sadowsky	☐	☐
10. Dino Titaro	☐	☐

2. Appoint the auditors

See page 7 of our management information circular.

	For	Withhold
Deloitte LLP	☐	☐

3. Approve amendments to the General By-Law

See page 8 of our management information circular.

The board of directors has approved the following amendments to General By-Law No. 1. These amendments became effective on March 27, 2015, subject to shareholder approval. See Appendix D for the complete text of the amended General By-Law. Shareholders are being asked to vote on two resolutions to approve the amendments.

	For	Against

3.1 The first resolution proposes changes to banking and signing authorities and updates the advance notice requirements to conform with Institutional Shareholder Services’ recommended changes. See sections 2.05, 2.06 and 3.05 of Appendix D.

	☐	☐

	For	Against

3.2 The second resolution proposes a forum selection provision requiring certain corporate disputes to be litigated in Ontario, given Ontario is the jurisdiction with the most meaningful link to Yamana Gold. Forum selection does not alter shareholders’ substantive rights and only addresses the forum in which they may advance certain claims. See Approve amendments to the General By-Law on page 8 of the circular and the full text of the forum selection provision in section 2.09 of Appendix D.

	☐	☐

4. Have a ‘say on pay’ See page 8 of our management information circular. This is an advisory vote and the results are non-binding on the board.

	For	Against
On an advisory basis, and not to diminish the role and responsibilities of our board, you accept the approach to executive compensation disclosed in our 2015 management information circular	☐	☐

D. Please sign here

If you are sending us your vote by mail, fax or email, you must sign below for your vote to be counted.

You must also sign here if you are appointing another person to attend on your behalf. If your authorized attorney is signing this form on your behalf, he or she must have proof of your authorization.

For shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that he or she is authorized to sign.

When you sign this form you are:

•                  authorizing your proxyholder to vote according to your voting instructions at our 2015 annual and special meeting (or any adjournment)

•                  revoking any proxy that you have previously given for this meeting.

If you don’t date the form, we’ll consider it to be dated the day it was mailed.

Signature	Date

Position (if you are signing on behalf of a corporation, estate or trust)